Exhibit 99.54

VIA ELECTRONIC TRANSMISSION

October 8, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	GRANDVIEW GOLD INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual Meeting of Securityholders for GRANDVIEW GOLD INC.

1.	ISIN:	CA3866711011
	CUSIP:	386671101

2.	Date Fixed for the Meeting:	November 29, 2010

3.	Record Date For Notice:	October 25, 2010

4.	Record Date For Voting:	October 25, 2010

5.	Beneficial Ownership Determination Date:	October 25, 2010

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

Rosa Vieira
Senior Manager, Client Relations
Telephone: 416-361-0930 ext.227
rvieira@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations